Exhibit 97

Nucor corporation

EXECUTIVE OFFICER INCENTIVE COMPENSATION RECOVERY POLICY

Nucor Corporation (the “Company”) has adopted this policy as an amendment and restatement of the Company’s Executive Officer Incentive Compensation Recovery Policy (the “Policy”). This Policy will be interpreted to comply with the requirements of 17 C.F.R. §240.10D-1 and the related listing requirements of the New York Stock Exchange or such other national securities exchange or national securities association (the “Exchange”) on which the Company has listed securities, (the regulations and listing requirements as a collective set of guidance, the “SEC Recovery Rule”). To the extent this Policy is in any way considered inconsistent with those requirements, this Policy will be treated as if it were retroactively amended to comply with the SEC Recovery Rule.

1. Definitions. All capitalized terms used in the Policy shall have the meaning below unless otherwise defined. The terms “Accounting Restatement,” “Executive Officer,” “Financial Reporting Measure,” “Incentive-Based Compensation,” and “Received” defined in this Policy will have the meaning necessary to comply with the SEC Recovery Rule and any related guidance.

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Committee” means the Compensation and Executive Development Committee of the Company’s Board of Directors.

“Effective Date” means October 2, 2023.

“Executive Officer” means each of the Company’s current and former Executive Vice Presidents, principal accounting officer, and any other executive who is designated by the Company’s Board of Directors as an “officer” for purposes of compliance with Section 16 of the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure; but a Financial Reporting Measure is not required to be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission (“SEC”). Examples of Financial Reporting Measures include, but are not limited to: Company stock price, total shareholder return (“TSR”), and return measures (e.g., return on equity; return on average invested capital; and return on assets).

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

Incentive-Based Compensation is deemed to have been “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that fiscal period.

“Recovery Period” means the three completed fiscal years that ended immediately before the date the Company is required to prepare an Accounting Restatement. The Company is required to prepare an Accounting Restatement on either the date the Audit Committee of the Company’s Board of Directors concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, whichever is earliest, and in either case without regard to if or when the restated financial statements are filed.

2. Application of this Policy. This Policy will apply to all current or former Executive Officers with respect to Incentive-Based Compensation Received on or after the Effective Date, and for executives appointed after the Effective Date, with respect to Incentive-Based Compensation Received on or after the executive becomes an Executive Officer. This Policy will apply, while the Company remains listed on an Exchange, to all Incentive-Based Compensation Received during the Recovery Period by anyone who served as an Executive Officer at any time during the performance period, or periods, for that Incentive-Based Compensation. In a situation where there is a change to the Company’s fiscal year, this Policy will also apply to Incentive-Based Compensation Received during a transition period arising due to that change, as needed to comply with the SEC Recovery Rule.

3. Erroneously Awarded Compensation. This Policy requires recovery of all Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had the amount been determined or calculated based on the Accounting Restatement (the amount computed, “Erroneously Awarded Compensation”). This Policy requires recovery of any amount contributed based on Erroneously Awarded Compensation to any notional account of an Executive Officer under a benefit plan or program and any earnings accrued on that notional amount. In each case, the amount of Erroneously Awarded Compensation will be computed without regard to any taxes paid by the Executive Officer. For Incentive-Based Compensation based on stock price or TSR, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (1) the amount will be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received; and (2) the Company will maintain documentation of the determination of that reasonable estimate and provide it to the Exchange.

4. Effectuation of Recovery. The Committee will require prompt recovery of any Erroneously Awarded Compensation, except to the extent that the conditions of paragraphs (a),

(b), or (c) below apply. The Committee will determine the recoupment method and schedule for each amount of Erroneously Awarded Compensation in a manner that complies with the “reasonably prompt” requirement consistent with the SEC Recovery Rule. The determination may vary from case to case, and the Committee may adopt additional rules to further describe what repayment schedules satisfy this requirement.

(a) The Committee may determine not to recover Erroneously Awarded Compensation if the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered and the Committee determines that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Committee will make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover said Erroneously Awarded Compensation, and provide that documentation to the Exchange.

(b) The Committee may determine not to recover Erroneously Awarded Compensation if recovery would violate home country law adopted prior to November 28, 2022 and the Committee determines that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Committee will obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and will provide such opinion to the Exchange.

(c) The Committee may determine not to recover Erroneously Awarded Compensation if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Internal Revenue Code and regulations thereunder for those plans and the Committee determines that recovery of said Erroneously Awarded Compensation would be impracticable.

5. Method of Recovery. The Committee will determine the method of recovery and may seek recovery of the Erroneously Awarded Compensation from an Executive Officer from any amount of compensation approved, awarded, granted, payable or paid prior to, on or after the Effective Date. The Committee may seek to require any or all of the following recovery actions: (A) recoupment or reimbursement of any cash or equity-based award, (B) cancellation of previously approved cash or equity-based awards, whether vested or unvested or paid or unpaid, (C) cancellation or offset against any planned future cash or equity-based awards, (D) forfeiture of deferred compensation, (E) direct payment, and (F) any other method authorized by applicable law or contract (including under any compensation plan or program and including from base salary, bonuses, commissions and deferred compensation).

6. Committee Decisions. Decisions of the Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this Policy, unless determined to be an abuse of discretion.

7. No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer to fund potential recovery obligations under this Policy.

8. Agreement to Policy by Executive Officers. The Committee will take reasonable steps to inform Executive Officers of this Policy and obtain their agreement to this Policy, which steps may constitute the inclusion of this Policy as an attachment or incorporation of this Policy by reference to any award that is accepted by the Executive Officer.

9. No Impairment of Other Remedies. This Policy does not preclude the Company from taking any other action to enforce an Executive Officer’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer.

10. Additional Actions by the Company. The Company will disclose the Committee’s determination as to any potential Accounting Restatement, the circumstances of such event, and the related recovery action taken by the Committee in the Company’s proxy statement or such other filing with the SEC that the Committee determines is appropriate or required by applicable law. The Committee will require that any future benefit plan adopted by the Company and any future award agreements for Incentive-Based Compensation contain a provision similar to this Policy or incorporate by reference this Policy, with such changes as the Committee determines in its reasonable discretion are appropriate or required by applicable law.